Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces that more than 400,000 of its ADRs are currently outstanding and that, as a result, the Company has achieved an Important
NASDAQ Initial Listing Milestone

GENEVA (OCT. 10, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, today announced that over 400,000 of its ADRs are now outstanding. Since one of the key requirements for a NASDAQ listing of ADRs is the requirement that a company have more than 400,000 ADRs outstanding at the time of its initial listing, this important milestone has now been achieved. If Relief is successful in listing its ADRs on the NASDAQ Stock Market, Relief’s ADR listing will complement the existing listing of its ordinary shares on the SIX Swiss Exchange.

“We are pleased that our shareholders have contributed ordinary shares in return for ADRs in an effort to aid in our objective of listing our ADRs on a U.S. national securities exchange,” said Jack Weinstein, chief executive officer of Relief. “Once the remaining requirements for listing are met, which primarily includes achieving a market price of $4.00 per ADR, we intend to progress quickly towards a NASDAQ listing of our ADRs.” Mr. Weinstein continued, “Achieving a listing of our ADRs on a U.S. national exchange will broaden the pool of institutional investors able to invest both with open market purchases of our ADRs and in potential future U.S. offerings. We believe that Relief can obtain a NASDAQ listing status by the end of this year, and we are currently exploring several avenues to meet the remaining NASDAQ initial listing requirements.”

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics’ mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

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CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including (i) whether Relief will satisfy the initial requirements for listing its ADRs on the NASDAQ Stock Market (of which there can be no assurance), (ii) whether Relief will be successful in obtaining a listing of its ADRs on the NASDAQ Stock Market (of which there can be no assurance), (iii) whether Relief will be able to complete a U.S. offerings of its ADRs in the future (of which there can be no assurance), and (iv) other factors which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors including those described in Relief Therapeutics’ filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC) could adversely affect Relief Therapeutics. Copies of Relief Therapeutics’ filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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